EXHIBIT 4.43

AGREEMENT FOR CLOSURE OF SALE OF BUSINESS

Between

TRIDENT TRAVELS LTD

And

NEPTUNE TRAVEL SERVICES (PTE) LTD
(collectively as "Vendor")

And

SAFE2TRAVEL PTE LTD
(formerly known as SAFE2TRAVEL.COM PTE LTD) as Purchaser

(hereinafter the Vendor and the Purchaser are collectively called "the Parties")

dated this 14th day of November Two Thousand and Three (2003).

WHEREAS :

(A)

The Parties entered into a Sale of Business Agreement on 29th day of March 2001 (the "Sale Agreement"), pursuant to which the Vendor sold and the Purchaser purchased, the Business (as defined in the Sale Agreement) as a going concern for a consideration of Singapore dollars Two Hundred Thousand (S$200,000-00);

(B)	Although the Business has been sold to the Purchaser, and the Purchaser has assumed all the rights, interests and obligations in and under the Business since 1 May 2001 (the "Completion Date"), the close of the sale of Business has been held back due to certain outstanding matters;

(C)	The Parties acknowledge that it is to the best of their interests to waive the outstanding matters referred to at Recital (B) above upon the terms and subject to the conditions of this Agreement, so as to facilitate the final closing of the sale of Business (the "Final Closing").

NOW IT IS HEREBY AGREED BETWEEN THE PARTIES as follows:

1.	Closing
1.1	While most of the documents, data, particulars and lists have been transferred or furnished by the Parties in accordance with the Sale Agreement on or after the Completion Date, the Parties acknowledge that there are still certain documents and obligations referred to or set forth in the Sale Agreement which have yet to be furnished or performed respectively. The Parties further acknowledge that such documents and obligations are no longer relevant by effluxion of time and in view thereof, the Parties have agreed to waive performance of all the aforesaid obligations and delivery of documents.

1.2	In consideration of the waiver set forth in clause 1.1 above and the mutual covenants contained herein, the Parties agree that the Final Closing shall be upon the payment of Singapore Dollars Two Hundred Thousand (S$200,000-00) (the "Agreed Sum") by the Purchaser to the Vendor, which shall be in full and final payment and in complete discharge, release, satisfaction and settlement of all monies due and owing by the Purchaser pursuant to the Sale Agreement.

1.3	The Parties agree that the payment of the Agreed Sum by the Purchaser shall be effected by delivering to the Vendor a cheque issued in favour of Trident Travels Ltd. The Parties further agree that the Purchaser's obligation to pay the Agreed Sum to the Vendor shall be discharged upon the clearing of the aforesaid cheque notwithstanding that the cheque is to be issued to Trident Travels Ltd only.

1.4	The Parties agree that the Final Closing shall be deemed to take effect from the date when the Vendor is in receipt of the cheque for the Agreed Sum from the Purchaser which date shall not be later than two weeks from the execution of this Agreement.

2.	Right of Use of Names
2.1	The Vendor acknowledges that under the Sale Agreement they have sold as beneficial owner to the Purchaser all rights in relation to the business names and styles of "Trident Travels Ltd" and "Neptune Travel Services (Pte) Ltd", and the Purchaser is authorised to use the names of "Trident Travel" and "Neptune Tours" (collectively, the "Consented Names") solely and exclusively for the Business and travel related services, including electronic commerce travel related services (the "Authorised Use"). In connection therewith, the Purchaser agrees and undertakes that it shall only use the Consented Names for the Authorised Use, and for no other purposes.

2.2	Pursuant to the sale of Business and the letters of no objection dated 28 March 2001 furnished by the Vendor to the Registrar of Businesses to facilitate the Purchaser's registration of businesses under the Consented Names, the Purchaser has registered two businesses under the trade names of "Trident Travel" and "Neptune Tours" respectively for the Authorised Use.

2.3	The Vendor acknowledges and agrees that it was the fundamental understanding between the Parties that the trade names form a crucial and valuable part of the Business. Accordingly, the Vendor hereby jointly and severally undertakes:

2.3.1	to take all necessary actions to amend their names of "Trident Travels Ltd" and "Neptune Travel Services (Pte) Ltd" within 90 days from the date of this Agreement;
2.3.2	to cease all further use of the names "Trident Travels Ltd", "Neptune Travel Services (Pte) Ltd", "Trident Travel", "Neptune Tours" or such other names or marks so closely resembling or associated with the foregoing names (collectively the "Travel Marks") that are likely in the reasonable opinion of the Purchaser to cause confusion among any customers or potential customers of the Purchaser. Consistent with the terms and conditions of the Sale Agreement and for the avoidance of doubt, the Parties acknowledge and reaffirm that the goodwill in "Trident" and "Neptune" in relation to non-travel businesses of the NOL Group is retained by the Vendor; and

2.3.3	to extend, and where applicable, to procure that NOL or any member of the NOL Group extends, solely at the cost and expense of the Purchaser, and as the Purchaser may reasonably require within 90 days from the date of this Agreement, the necessary assistance and co-operation to the Purchaser or its nominee in any Singapore trademark application that the Purchaser or its nominee may file with respect to any of the Travel Marks.

3.	General
3.1	Save where expressly defined herein, all capitalized terms set forth herein shall have the same meanings as defined in the Sale Agreement.
3.2	No course of dealing or failure by any of the Parties to strictly enforce any term, right, condition or undertaking in this Agreement shall be construed as a waiver of such term, right, condition or undertaking.

3.3	This Agreement states the entire agreement and undertaking of the Parties relating to the matters expressly stated herein and excludes all prior agreement and understandings, whether they be oral or in writing. In the event that any provision herein is declared invalid by operation of law, the entire agreement shall not be invalid. The portions of this Agreement not invalidated shall continue in full force.

3.4	This Agreement shall be governed by and construed in accordance with the laws of Singapore and the Parties hereby submit to the non-exclusive jurisdiction of the courts of Singapore.

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first above written.

Signed by SOH KAM GIAP For and on behalf of TRIDENT TRAVELS LTD In the presence of	) ) ) )	/s/ Soh Kam Giap

/s/ Tare, Zack CP

Signed by SOH KAM GIAP For and on behalf of NEPTUNE TRAVEL SERVICES (PTE) LTD In the presence of	) ) ) )	/s/ Soh Kam Giap

/s/ Tare, Zack CP

Signed by CHEONG TACK HOONG For and on behalf of SAFE2TRAVEL PTE LTD (formerly known as Safe2Travel.com Pte Ltd) In the presence of	) ) ) ) )	/s/ Cheong Tack Hoong

/s/ Lam Wai Ping Joanna